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                                                       SEC FILE NUMBER 0-24512
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                                                       CUSIP NUMBER 26874T 10 4
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE):/X/Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

          For Period Ended April 30, 2000:
          / / Transition Report on Form 10-K
          / / Transition Report of Form 20-F
          / / Transition Report on Form 11-K
          / / Transition Report on Form 10-Q
          / / Transition Report on Form N-SAR

          For the Transition Period Ended:
                                          -----------------------

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  READ ATTACHED INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


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Full Name of Registrant:

  e-Net Financial.Com Corporation
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Former Name if Applicable:

  Not Applicable
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Address of Principal Executive Office (Street and Number)

  3200 Bristol Street, Suite 700               Costa Mesa, California 92626
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        Street and Number                       City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ /  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
/X/ (b) The subject annual report, semi-annual report, transition report will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Management's Discussion and Analysis of Financial Condition and Results of Operation, as related to the registrant's financial information, certain of the financial information itself, and certain aspects of the description of its current operations will not be completed in sufficient time to file the Annual Report on Form 10-KSB for the period ended April 30, 2000 by July 31, 2000.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Vincent Rinehart       (714)          557-2222
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     (Name)            (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                    /X/ Yes  / / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnigns statements to be included in the subject report or portion thereof? /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
--------------------------------------------------------------------------------


                        e-Net Financial.Com Corporation
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: August 1, 2000                       By:  /s/  VINCENT RINEHART
                                                  -----------------------------
                                                          Vincent Rinehart
                                                          President


INSTRUCTION:   The form may be signed by an executive officer of the registrant or by an other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     PART IV
                                   SECTION (3)

         During the fourth quarter of the Registrant's fiscal year ended April 30, 2000, the Registrant filed the following Current Reports on Form 8-K, which reported events that significantly changed the results of operations from the corresponding period for the last fiscal year, which will be reflected by the earnings statements to be included in the subject report:

          1. The Company filed a Current Report on Form 8-K on February 25, 2000, reflecting the acquisition of LoanNet Mortgage, Inc., and Titus Real Estate LLC.

          2. The Company filed a Current Report on Form 8-K/A on February 29, 2000, including the financial statements for the acquisition of VPN.COM JV Partners.

          3. The Company filed a Current Report on Form 8-K on March 8, 2000, reflecting the change of independent accountants.

          4. The Company filed an Amended Current Report on Form 8-K/A on March 24, 2000, including the response of the former independent accountants to the Form 8-K originally filed on March 8, 2000.

          5. The Company filed a Current Report on Form 8-K on March 31, 2000, reflecting the acquisition of ExpiDoc.com, Inc.

          6. The Company filed an Amended Current Report on Form 8-K/A on April 3, 2000, including the financial statements for the acquisition of VPN.COM JV Partners.

          7. The Company filed a Current Report on Form 8-K on April 19, 2000, reflecting the sale of shares of Series C Convertible Preferred Stock of the Company to Cranshire Capital, L.P.; The dotCom Fund, LLC; EURAM Cap Strat. "A" Fund Limited; and Keyway Investments Ltd.

          8. The Company filed an Amended Current Report on Form 8-K/A on April 19, 2000, reflecting the Amended and Restated Stock Purchase Agreement with EMB Corporation.

          9. The Company filed an Amended Current Report on Form 8-K/A on April 26, 2000, including the financial statements for the acquisition of Titus Real Estate LLC.

          10. The Company filed an Amended Current Report on Form 8-K/A on May 1, 2000, including the financial statements for the acquisition of LoanNet Mortgage, Inc.

          11. The Company filed an Amended Current Report on Form 8-K/A on June 26, 2000, including the financial statements for the acquisition of American Residential Funding, Inc., from EMB Corporation.

         A narrative explanation of the anticipated changes is set forth below:

         Effective March 1, 1999, the Registrant acquired E-Net Mortgage Corporation, a Nevada corporation ("E-Net Mortgage"), and City Pacific International, U.S.A., Inc., a Nevada corporation ("City Pacific"). Pursuant to the Share Exchange Agreement and Plan of Reorganization, dated March 1, 1999, regarding E-Net Mortgage, its shareholders received 2,000,000 shares of Common Stock of the Registrant in exchange for all of the issued and outstanding stock of E-Net Mortgage, which became a wholly owned subsidiary of the Registrant. Pursuant to the Share Exchange Agreement and Plan of Reorganization, dated March 1, 1999, regarding City Pacific, its shareholders received 500,000 shares of Common Stock of the Registrant in exchange for all of the issued and outstanding stock of City Pacific, which became a wholly owned subsidiary of the Registrant. Effective as of that date, new directors and executive officers of the Registrant were elected.

         On November 29, 1999, the Registrant issued Paul Stevens 250,000 shares of its Common Stock in exchange for Mr. Stevens' transfer to the Registrant of 500,000 shares of Common Stock of EMB Corporation ("EMB") that he owned (the "Stevens' EMB Shares"). On December 21, 1999, and in connection with that exchange, the Registrant entered into agreements with Digital Integrated Systems, Inc. ("DIS"), and EMB to acquire their respective 50% interests in VPN.COM JV Partners, a Nevada joint venture ("VPN Partners") involved in vertically integrated communications systems. In consideration of the purchase of the interests, the Registrant issued its one-year promissory note to DIS in the amount of $145,000 (the "DIS Note") and tendered to EMB the Stevens' EMB Shares. At the time of such transactions, Mr. Stevens was the sole owner of DIS and the President and Chief Executive Officer of VPN Partners. Upon closing of the acquisitions, VPN Partners was integrated with VPNCOM.Net, Inc. (previously known as City Pacific), the other communications entity then owned by the Registrant.

       On March 1, 2000, the Registrant sold VPNCOM.Net, Inc., to E. G. Marchi, its President. The sales consideration consisted of his 30-day promissory note in the principal amount of $250,000 (paid in full on April 15, 2000), the assumption of the DIS Note, and the return of 250,000 shares of Registrant Common Stock owned by him.

      On January 12, 2000, as revised on April 12, 2000, the Registrant entered into an agreement (the "Amended and Restated Purchase Agreement") with EMB to acquire two of its wholly owned subsidiaries, i.e., American Residential Funding, Inc., a Nevada corporation ("AMRES"), and Bravo Real Estate, Inc., a California corporation ("Brave Real Estate"). The Registrant also acquired all of EMB's rights to acquire Titus Real Estate LLC, a California limited liability Registrant ("Titus") from its record owners. Titus is the management Registrant for Titus Capital Corp., Inc., a California real estate investment trust (the "Titus REIT").

         On April 12, 2000, the Registrant acquired AMRES and Bravo Real Estate. Pursuant to the Amended and Restated Purchase Agreement, the Registrant issued
7.5 million shares of Common Stock to EMB, paid $1,595,000, and issued its promissory note in the initial amount of $2,405,000, and AMRES and Bravo Real Estate became wholly owned subsidiaries of the Registrant. As of July 28, 2000, the remaining principal balance of the promissory note was $1,066,022.

         On February 11, 2000, the Registrant executed a purchase agreement (the "Titus Purchase Agreement") for the acquisition of Titus and issued 100,000 shares of its Class B Convertible Preferred Stock (the "B Preferred") to AMRES Holdings LLC ("AMRES Holdings"), a Registrant controlled by Vincent Rinehart, and 300,000 shares of its Common Stock to Scott A. Presta, in their capacities as the owner-members of Titus. Upon closing, Titus became a wholly owned subsidiary of the Registrant.

         On April 12, 2000, in accordance the provisions of the Certificate of Designations, Preferences and Rights of Class B Convertible Preferred Stock, AMRES Holdings demanded that its B Preferred be repurchased by the Registrant for an aggregate of one million dollars. On April 20, 2000, the Registrant, AMRES Holdings, and Mr. Presta amended the Titus Purchase Agreement to provide for a potential return of certain of the Registrant's capital stock issued to AMRES Holdings and Mr. Presta upon the occurrence of certain events. See Note 3 to the Audited Consolidated Financial Statements for the ten months ended April 30, 2000, the year ended June 30, 1999 and the period from Inception to June 30, 1998 for further discussion.

         On April 12, 2000, James E. Shipley was elected Chairman of the Board of Directors of the Registrant and Vincent Rinehart was elected a Director, President, and Chief Executive Officer. Mr. Rinehart also serves as President of AMRES and Bravo Real Estate and an executive officer and director of Titus. On May 24, 2000, Michael Roth and Jean Oliver, the sole remaining officers and directors of prior management, resigned their remaining positions with the Registrant. On that date, Mr. Presta, an executive officer and director of Titus, was elected a Director and Secretary of the Registrant and James M. Cunningham, President of LoanNet Mortgage, Inc., a Kentucky corporation ("LoanNet"), was elected a Director of the Registrant. On June 26, 2000, Kevin Gadawski, an independent consultant, was elected Acting Chief Financial Officer of the Registrant. The Registrant and Mr. Gadawski expect that he will become an employee of the Registrant on or before August 31, 2000.

         On February 14, 2000, the Registrant acquired all of the common stock of LoanNet, a mortgage broker with offices in Kentucky and Indiana. Pursuant to the Stock Purchase Agreement, dated February 14, 2000, the Registrant issued 250,000 shares of its Common Stock to the selling shareholders of LoanNet, which became a subsidiary of the Registrant. As of the closing of the transaction, LoanNet also had 400 shares outstanding of 8% non-cumulative, non-convertible preferred stock, the ownership of which has not changed. The preferred stock is redeemable for $100,000.

         On March 17, 2000, the Registrant acquired all of the common stock of ExpiDoc.com, Inc., a California corporation ("ExpiDoc"). ExpiDoc is an Internet-based, nationwide notary service, with over 6,500 affiliated notaries, that provides document signing services for various mortgage companies. Pursuant to the Stock Purchase Agreement, dated February 14, 2000, the Registrant issued 24,000 shares of Common Stock of the Registrant to the selling shareholders of ExpiDoc, which became a wholly owned subsidiary of the Registrant. As of the closing of the acquisition, the Registrant entered into management and consulting agreements with ExpiDoc's owners and management, including Messrs. Rinehart and Presta.